


equinor

2024 First quarter Financial statements and review

Key figures Q1 2024


N
Always safe
High value
Low carbon



Always safe

0.4
SIF
Serious incident frequency (per million hours worked)

2.3
TRIF
Total recordable incident frequency (per million hours worked)

12
OIL AND GAS LEAKAGES
with rate above 0.1 kg/second during the past 12 months

High value

7.63
USD BILLION
Net operating income

7.53
USD BILLION
Adjusted operating income*

5.84
USD BILLION
Cash flow from operations after taxes paid*

0.96
USD
Adjusted earnings per share*

0.70
USD PER SHARE
Announced dividend per share (ordinary + extraordinary)

6
USD BILLION
Share buy-back programme for 2024

Low carbon

6.3
KG / BOE
CO_2 upstream intensity. Scope 1 CO_2 emissions, Equinor operated, 100% basis

2.9
MILLION TONNES CO_2e
Absolute scope 1+2 GHG emissions

774
GWh
Renewable power generation Equinor share

Equinor first quarter 2024 results

Equinor delivered adjusted operating income* of USD 7.53 billion and USD 2.57 billion after tax in the first quarter of 2024. Equinor reported net operating income of USD 7.63 billion and net income at USD 2.67 billion. Adjusted net income* was USD 2.84 billion, leading to adjusted earnings per share* of USD 0.96.

Financial and operational performance

- Strong operational performance and production
- Solid financial results and cash flow
- High results from marketing and trading

Strategic progress

- Power-from-shore to the Sleipner and Gudrun fields on NCS
- Empire Wind 1 awarded new offtake agreement
- Announced high-grading of US onshore gas position

Capital distribution

- First quarter ordinary cash dividend of USD 0.35 per share
- Continued extraordinary cash dividend of USD 0.35 per share and second tranche of share buy-back of up to USD 1.6 billion
- Expected total capital distribution for 2024 of USD 14 billion

Anders Opedal, president and CEO of Equinor ASA:

"Equinor delivered solid financial results driven by strong operational performance across the business. Production on the Norwegian continental shelf was high, and the international portfolio contributed with solid production growth. We continue with significant capital distribution and expect to deliver a total distribution of 14 billion dollars in 2024."

"We remain a safe and reliable provider of energy to Europe. On the NCS we got approval for the Eirin project and the Sleipner and Gudrun fields are now partially operating with power from shore, all contributing to lower cost and emissions from production."

"We maintain a value-driven approach to renewables growth. In the quarter, we achieved significantly better terms for our Empire Wind 1 project in the US and started the commercial production from the Mendubim solar plants in Brazil."



Anders Opedal

Financial information	Quarters			Change
(unaudited, in USD million)	Q1 2024	Q4 2023	Q1 2023	Q1 on Q1
Net operating income/(loss)	**7,631**	8,748	12,517	(39%)
Net income/(loss)	**2,672**	2,608	4,966	(46%)
Basic earnings per share (USD)	**0.91**	0.88	1.59	(43%)
Adjusted operating income*1)	**7,533**	8,558	11,916	(37%)
Adjusted net income*	**2,836**	1,842	3,864	(27%)
Adjusted earnings per share* (USD)	**0.96**	0.62	1.24	(22%)
Cash flows provided by operating activities	**9,021**	2,736	14,871	(39%)
Cash flow from operations after taxes paid*	**5,840**	2,787	9,716	(40%)
Net cash flow*	**8**	(3,262)	4,201	(100%)

Operational information				
Group average liquids price (USD/bbl) [1]	**76.0**	75.7	73.8	3%
Total equity liquids and gas production (mboe per day) [4]	**2,164**	2,197	2,130	2%
Total power generation (GWh) Equinor share	**1,277**	1,241	1,163	10%
Renewable power generation (GWh) Equinor share	**774**	694	524	48%

Key figures by segment	Adjusted operating income* (USD million)	E&P equity liquids and gas production (mboe/day)	Total power generation Equinor share (GWh)
E&P Norway	5,756	1,462	35
E&P International	616	352	
E&P USA	377	350	
MMP	887		503
REN	(70)		739
Other incl. eliminations	(34)		
Equinor Group Q1 2024	**7,533**	**2,164**	**1,277**
Equinor Group Q1 2023	11,916 1)	2,130	1,163

Net debt to capital employed adjusted*	31 March 2024	31 December 2023	%-point change
Net debt to capital employed adjusted*	**(19.8%)**	(21.6%)	1.7

Dividend (USD per share)	Q1 2024	Q4 2023	Q1 2023
Ordinary cash dividend per share	**0.35**	0.35	0.30
Extraordinary cash dividend per share	**0.35**	0.35	0.60

In the first three months of 2024 Equinor settled shares in the market under the 2023 and 2024 share buy-back programmes of USD 550 million.

* For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.
1) Restated due to amended principles for 'over-/underlift'. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Strong production
Equinor delivered a total equity production of 2,164 mboe per day in the first quarter, up from 2,130 mboe per day in the same quarter last year. The growth is driven by strong operational performance. Increased capacity at Johan Sverdrup and ramp up of Breidablikk, in addition to new wells on stream, contributed to increased growth on the Norwegian continental shelf. The Vito field in the US Gulf of Mexico and the Buzzard field in the UK, in addition to new wells in Angola contributed to 3% production growth internationally.

In the first quarter, Equinor produced 774 GWh from renewables, up 48% from the same quarter last year. The growth came primarily from onshore power plants in Brazil, in which Rio Energy was the key contributor. Higher production from the offshore windfarms also supported the increased power production.

Strategic progress
The activity level on the NCS was high throughout the quarter. The plan for development of the Eirin field, a subsea tieback to Gina Krog, was approved in the quarter and the field is expected to contribute with gas volumes from next year. In April, Equinor announced the start-up of electrification of the Sleipner field centre, along with the Gudrun platform and other associated fields, which is expected to further reduce emissions from the operations.

Equinor continued to optimise its oil and gas portfolio with the recent swap transaction in the US onshore business, exiting the operated position in Ohio and increasing its position in partner-operated assets in Northern Marcellus in Pennsylvania. Equinor will pay a cash consideration of USD 500 million to balance the overall transaction.

In the quarter, Equinor completed nine exploration wells offshore with two commercial discoveries. Three wells were ongoing at the quarter end. The company was awarded 39 new production licenses on the NCS.

During the quarter Equinor secured a significantly improved offtake price for its Empire Wind 1 project on the US East Coast. Planned next steps include final investment decision, project financing and farm down to a new partner. In Brazil, production started at the 531 MW Mendubim solar plants, where Equinor has a 30% ownership share.

Solid financial results and cash flow
Equinor realised a price for piped gas to Europe of USD 9.41 per MMbtu and realised an average liquids price of USD 76.0 per bbl, down 50% and up 3% respectively, compared to the first quarter 2023.

Equinor delivered solid adjusted operating income* of USD 7.53 billion and USD 2.57 billion after tax. This is down from the same quarter last year due to lower gas prices but partially offset by production growth and increased liquids prices.

In this quarter, the company introduced two new performance measures, namely adjusted net income* and adjusted earnings per share*, with the purpose to provide additional transparency to Equinor's underlying financial performance. In addition, effective as of this quarter, the adjustment for over- and underlift has been removed from adjusted operating income* (previously named "adjusted earnings").

The Marketing, Midstream & Processing (MMP) segment delivered adjusted operating income* of USD 887 million, above the guided range for the segment, mainly driven by strong results from liquids and LNG trading.

Cash flow from operating activities before taxes paid and working capital items amounted to USD 9.69 billion for the first quarter and cash flow from operations after taxes paid* was USD 5.84 billion. Equinor paid one NCS tax instalment of USD 3.52 billion in the quarter. Organic capital expenditure* was USD 2.76 billion for the quarter, and total capital expenditures were USD 3.36 billion. After taxes, capital distribution to shareholders and investments, net cash flow* ended at USD 8 million in the first quarter.

Adjusted net debt to capital employed ratio* was negative 19.8% at the end of the first quarter, up from negative 21.6% at the end of the fourth quarter of 2023.

Health, safety and the environment	Twelve months average per Q1 2024	Full year 2023
Serious incident frequency (SIF)	**0.4**	0.4
	First quarter 2024	**Full year 2023**
Upstream CO_2 intensity (kg CO_2/boe)	**6.3**	6.7
	First quarter 2024	**First quarter 2023**
Absolute scope 1+2 GHG emissions (million tonnes CO_2e)	**2.9**	2.9

Capital distribution
The board of directors has decided an ordinary cash dividend of USD 0.35 per share, and to continue the extraordinary cash dividend of USD 0.35 per share for the first quarter of 2024, in line with communication at the Capital Markets Update in February.

Expected total capital distribution for 2024 is USD 14 billion, including a share buy-back programme of up to USD 6 billion. The board has decided to initiate a second tranche of the share buy-back programme of up to USD 1.6 billion. The second tranche is subject to an authorisation from the company's annual general meeting 14 May 2024 and will commence after this. The tranche will end no later than 22 July 2024.

The first tranche of the share buy-back programme for 2024 was completed on 2 April 2024 with a total value of USD 1.2 billion.

All share buy-back amounts include shares to be redeemed by the Norwegian State.

First quarter 2024 review



Group review

Financial information	Quarters			Change
(unaudited, in USD million)	Q1 2024	Q4 2023	Q1 2023	Q1 on Q1
Total revenues and other income	**25,135**	29,054	29,224	(14%)
Total operating expenses	**(17,504)**	(20,306)	(16,707)	5%
Net operating income/(loss)	**7,631**	8,748	12,517	(39%)
Net financial items	**366**	589	1,189	(69%)
Income tax	**(5,325)**	(6,729)	(8,741)	(39%)
Net income/(loss)	**2,672**	2,608	4,966	(46%)
Adjusted total revenues and other income*1)	**24,789**	28,381	28,423	(13%)
Adjusted purchases* [5]	**(11,813)**	(13,672)	(11,262)	5%
Adjusted operating and administrative expenses*1)	**(2,832)**	(3,256)	(2,809)	1%
Adjusted depreciation, amortisation and net impairments*	**(2,345)**	(2,518)	(2,198)	7%
Adjusted exploration expenses*	**(266)**	(377)	(238)	12%
Adjusted operating income/(loss)*1)	**7,533**	8,558	11,916	(37%)
Adjusted net financial items*	**373**	65	437	(15%)
Income tax less tax effect on adjusting items	**(5,071)**	(6,782)	(8,489)	(40%)
Adjusted net income*	**2,836**	1,842	3,864	(27%)
Basic earnings per share (in USD)	**0.91**	0.88	1.59	(43%)
Adjusted earnings per share* (in USD)	**0.96**	0.62	1.24	(22%)
Capital expenditures and Investments	**2,483**	3,031	2,051	21%
Cash flows provided by operating activities	**9,021**	2,736	14,871	(39%)
Cash flows from operations after taxes paid*	**5,840**	2,787	9,716	(40%)

Operational information	Quarters			Change
	Q1 2024	Q4 2023	Q1 2023	Q1 on Q1
Total equity liquid and gas production (mboe/day)	**2,164**	2,197	2,130	2%
Total entitlement liquid and gas production (mboe/day)	**2,039**	2,065	2,011	1%
Total Power generation (GWh) Equinor share	**1,277**	1,241	1,163	10%
Renewable power generation (GWh) Equinor share	**774**	694	524	48%
Average Brent oil price (USD/bbl)	**83.2**	84.1	81.3	2%
Group average liquids price (USD/bbl)	**76.0**	75.7	73.8	3%
E&P Norway average internal gas price (USD/mmbtu)	**7.76**	11.45	17.36	(55%)
E&P USA average internal gas price (USD/mmbtu)	**1.74**	1.76	2.80	(38%)

1) *Restated due to amended principles for 'over-/underlift'. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.*

Operations and financial results

Production increases and strong operational performance across the portfolio contributed to strong results for the first quarter of 2024.

In the first quarter of 2024, E&P Norway achieved a production increase compared to the same quarter last year. This was driven by a strong operational performance across the NCS and high production from the ramp up at Johan Sverdrup and Breidablikk, which came on stream in the fourth quarter of 2023.

The international upstream business delivered a 3% production increase for the first quarter of 2024 compared to the same quarter in 2023. New volumes from the Buzzard field, contributing following the Suncor UK acquisition in the second quarter of 2023, and the continued ramp up of Vito in the Gulf of Mexico, operational from the second quarter of 2023, drove the increases for the period. New wells in Angola and Argentina also supported the increase.

The addition of onshore power plants in Poland and Brazil during 2023, and the start-up of Mendubim solar projects in 2024, drove an increase of 48% in renewable power generation for the first quarter of 2024 compared to 2023. Power generation from Triton Power reduced compared to the same quarter of 2023 due to low clean spark spreads for the quarter.

Revenues were affected by gas prices which were lower than in the prior year. The impact of which was partially offset by increased production and higher sales of third-party gas and liquids volumes. Strong margins were delivered in the quarter from Crude, Products and Liquids in our Marketing, Midstream and Processing segment. This was driven by the effective capturing of value in tightening markets which increased margins from physical sales and financial trading, as well as efficient shipping portfolio optimisation.

Adjusted operating and administrative expenses* remained relatively stable compared to the first quarter of the prior year, with some increases in operational and maintenance costs related to production and volume driven transportation costs. Effects of an overall underlift position, internationally and on the NCS, partially offset this. Costs associated with the development and future capacity building of the renewables and low carbon solutions portfolios also increased in the first quarter of 2024 relative to the same period in 2023.

The ramp up of new fields, increased production and the inclusion of Buzzard contributed to an overall increase in adjusted depreciation, amortisation and net impairments* in the first quarter of 2024 compared to the same period in 2023.

During the first three months of the year, exploration costs associated with Bacalhau in Brazil were expensed, driving an increase in exploration expenses relative to the same quarter in 2023.

Net financial items reduced from the same period in the prior year due to lower currency gains from the continued strengthening of USD versus NOK. Adjusted net financial items* are relatively consistent with the same period in the prior year.

Taxes and net financial result
The impact of lower net financial items in the first quarter of 2024 compared to 2023 has resulted in a higher relative share of income from the NCS compared to the same period in the prior year. The effective reported tax rate of 66.6% for the first quarter of 2024 therefore increased compared to 63.8% in 2023.

The effective tax rate on adjusted operating income* of 65.8% for the first quarter of 2024 decreased compared to 70.8% in 2023 due to lower relative share of adjusted operating income* from NCS and decreased prior period adjustments in 2024 compared with 2023.

An adjusted net income* result of USD 2,836 million and a net income of USD 2,672 million were recorded in the first quarter of 2024 driven by a strong production delivery.

Cash flow, net debt and capital distribution
The strong operational performance in the first quarter of 2024 translated into solid financial results and cash flow provided by operating activities before taxes paid and working capital items of USD 9,689 million. The downward movement in gas prices drove the decrease of USD 5,616 million from the same period of the prior year.

Taxes paid of USD 3,849 million in the first quarter have been reduced from the prior year outflow of USD 5,589 million reflecting the impact of lower gas prices in 2023 relative to 2022. The payment consists of the first of three Norwegian corporation tax instalments relating to the income from the 2023 financial year to be made in 2024. The final two will occur in the second quarter of 2024.

A working capital decrease of USD 3,181 million positively impacted the cash flow in the first quarter of 2024 primarily through a reduction in trade receivables. The first quarter of 2023 had a working capital decrease of USD 5,155 million.

Cash flow from operations after taxes paid* and net cash flow* for the first quarter of 2024 increased significantly from the prior quarter to USD 5,840 million, and USD 8 million respectively.

A decrease in liquid assets in the quarter, combined with increased equity caused a slight increase in the net debt to capital employed adjusted ratio* at the end of March 2024 from negative 21.6% at the end of December 2023 to negative 19.8%.

The board of directors has decided an ordinary cash dividend of USD 0.35 per share, and to continue the extraordinary cash dividend of USD 0.35 per share for the first quarter of 2024, in line with communication at the Capital Markets Update in February.

Expected total capital distribution for 2024 is around USD 14 billion, including a share buy-back programme of up to USD 6 billion. The board has decided to initiate a second tranche of the share buy-back programme of up to USD 1.6 billion. The second tranche is subject to an authorisation from the Company's annual general meeting 14 May 2024 and will commence after this. The tranche will end no later than 22 July 2024.

The first tranche of the share buy-back programme for 2024 was completed on 2 April 2024 with a total value of USD 1.2 billion.

All share buy-back amounts include shares to be redeemed by the Norwegian State.

Health, safety and the environment
The twelve-month average serious incident frequency (SIF) for the period ending 31 March 2024 was 0.4, consistent with the prior year. The serious incidents recorded in 2024 included a helicopter accident, which resulted in a fatality.

Absolute scope 1+2 GHG emissions for Equinor's operated production, on a 100% basis, were 2.9 million tonnes CO_2e for the first quarter of 2024, consistent with the results from the same quarter 2023. Decreases due to a fire at Mongstad in mid-February 2024, partial electrification of Troll C and decommission of Heimdal, were offset by increased emissions at Tjeldbergodden which had a shut down in the prior year.

Outlook

- **Organic capital expenditures*** are estimated at around USD 13 billion for 2024[1].
- **Oil & gas production** for 2024 is estimated to be stable compared to the 2023 level [6].
- **Renewable power generation** for 2024 is estimated to double compared to the 2023 level.
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group.
- **Scheduled maintenance activity** is estimated to reduce equity production by around 60 mboe per day for the full year of 2024.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity and levels of industry product supply, demand and pricing represent the most significant risks related to the foregoing production guidance. Our future financial performance, including cash flow and liquidity, will be affected by the extent and duration of the current market conditions, the development in realised prices, including price differentials and other factors discussed elsewhere in the report. For further information, see section Forward-looking statements in the report.



1) USD/NOK exchange rate assumption of 10.

Supplementary operational disclosures

	Quarters			Change
Operational information	**Q1 2024**	**Q4 2023**	**Q1 2023**	**Q1 on Q1**
Prices				
Average Brent oil price (USD/bbl)	**83.2**	84.1	81.3	2%
E&P Norway average liquids price (USD/bbl)	**79.3**	79.3	77.5	2%
E&P International average liquids price (USD/bbl)	**73.8**	73.1	70.7	4%
E&P USA average liquids price (USD/bbl)	**66.2**	66.0	61.3	8%
Group average liquids price (USD/bbl) [1]	**76.0**	75.7	73.8	3%
Group average liquids price (NOK/bbl) [1]	**799**	821	756	6%
E&P Norway average internal gas price (USD/mmbtu) [8]	**7.76**	11.45	17.36	(55%)
E&P USA average internal gas price (USD/mmbtu) [8]	**1.74**	1.76	2.80	(38%)
Realised piped gas price Europe (USD/mmbtu) [7]	**9.41**	13.07	18.79	(50%)
Realised piped gas price US (USD/mmbtu) [7]	**2.33**	2.07	3.24	(28%)
Refining reference margin (USD/bbl) [2]	**7.4**	6.1	11.3	(35%)
Entitlement production (mboe per day)				
E&P Norway entitlement liquids production	**648**	658	641	1%
E&P International entitlement liquids production	**250**	254	231	9%
E&P USA entitlement liquids production	**138**	156	129	7%
Group entitlement liquids production	**1,036**	1,068	1,001	4%
E&P Norway entitlement gas production	**814**	806	806	1%
E&P International entitlement gas production	**23**	24	33	(31%)
E&P USA entitlement gas production	**165**	167	171	(3%)
Group entitlement gas production	**1,002**	997	1,010	(1%)
Total entitlement liquids and gas production [3]	**2,039**	2,065	2,011	1%

	Quarters			Change
Operational information	**Q1 2024**	**Q4 2023**	**Q1 2023**	**Q1 on Q1**
Equity production (mboe per day)				
E&P Norway equity liquids production	**648**	658	641	1%
E&P International equity liquids production	**316**	323	286	11%
E&P USA equity liquids production	**153**	174	144	7%
Group equity liquids production	**1,118**	1,155	1,071	4%
E&P Norway equity gas production	**814**	806	806	1%
E&P International equity gas production	**35**	39	50	(29%)
E&P USA equity gas production	**197**	197	203	(3%)
Group equity gas production	**1,046**	1,042	1,059	(1%)
Total equity liquids and gas production [4]	**2,164**	2,197	2,130	2%
Power generation				
Power generation (GWh) Equinor share	**1,277**	1,241	1,163	10%
Renewable power generation (GWh) Equinor share[1)]	**774**	694	524	48%

1) Includes Hywind Tampen renewable power generation.

Health, safety and the environment

	Twelve months average per 2024	Full year 2023
Total recordable injury frequency (TRIF)	**2.3**	2.4
Serious Incident Frequency (SIF)	**0.4**	0.4
Oil and gas leakages (number of)[1]	**12**	10

	First quarter 2024	Full year 2023
Upstream CO_2 intensity (kg CO_2/boe)[2]	**6.3**	6.7

	First quarter 2024	First quarter 2023
Absolute scope 1+2 GHG emissions (million tonnes CO_2e)[3]	**2.9**	2.9

1) Number of leakages with rate above 0.1 kg/second during the past 12 months.
2) Operational control, total scope 1 emissions of CO_2 from exploration and production, divided by total production (boe).
3) Operational control, total scope 1 and 2 emissions of CO_2 and CH_4.


Kollsnes

Exploration & Production Norway

Financial information	Quarters			Change
(unaudited, in USD million)	Q1 2024	Q4 2023	Q1 2023	Q1 on Q1
Total revenues and other income	**7,879**	10,076	12,044	(35%)
Total operating expenses	**(2,123)**	(2,339)	(2,229)	(5%)
Net operating income/(loss)	**5,756**	7,737	9,816	(41%)
Adjusted total revenues and other income*1)	**7,879**	9,855	12,141	(35%)
Adjusted operating and administrative expenses*1)	**(866)**	(1,057)	(977)	(11%)
Adjusted depreciation, amortisation and net impairments*	**(1,173)**	(1,144)	(1,115)	5%
Adjusted exploration expenses*	**(84)**	(138)	(137)	(39%)
Adjusted operating income/(loss)*1)	**5,756**	7,515	9,912	(42%)
Additions to PP&E, intangibles and equity accounted investments	**1,372**	1,577	1,317	4%

Operational information	Quarters			Change
E&P Norway	Q1 2024	Q4 2023	Q1 2023	Q1 on Q1
E&P entitlement liquid and gas production (mboe/day)	**1,462**	1,464	1,448	1%
Average liquids price (USD/bbl)	**79.3**	79.3	77.5	2%
Average internal gas price (USD/mmbtu)	**7.76**	11.45	17.36	(55%)

1) Restated due to amended principles for 'over-/underlift'. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Production & revenues

In the first quarter of 2024, E&P Norway demonstrated a strong production performance across segment, driven by key assets such as Johan Sverdrup, along with the successful ramp-up of Breidablikk, Njord and Hyme. These factors more than offset the natural decline observed in several fields. Gas production increased by 1%, and liquids production remained stable compared to the first quarter of 2023.

While there was a slight increase in production, the first quarter of 2024 saw a sharp decline in gas prices compared to the same period last year. This significant shift in gas prices led to notably reduced revenues.

Operating expenses and financial results

Overall operating and administrative expenses for the first quarter of 2024 remained stable compared to the same quarter last year based on produced volumes. The main factors reducing the operating and administrative expenses were the underlift effect and Statfjord area divestment.

Field specific investments during 2023 and ramp up of new fields, partially offset by lower asset carrying values due to prior quarter impairments, led to an increase in adjusted depreciation, amortisation and net impairments* in the first quarter of 2024 compared to the same quarter last year.

A lower activity level (6 wells this quarter compared to 10 wells in the first quarter last year), partially offset by a lower capitalisation rate led to a decrease in exploration expenses in the first quarter 2024 compared to first quarter 2023.

Exploration & Production International

Financial information (unaudited, in USD million)	Quarters Q1 2024	Q4 2023	Q1 2023	Change Q1 on Q1
Total revenues and other income	**1,655**	1,889	1,548	7%
Total operating expenses	**(1,039)**	(1,553)	(1,167)	(11%)
Net operating income/(loss)	**616**	336	382	61%
Adjusted total revenues and other income*[1)]	**1,655**	1,867	1,460	13%
Adjusted purchases*	**34**	(45)	16	>100%
Adjusted operating and administrative expenses*[1)]	**(395)**	(540)	(400)	(1%)
Adjusted depreciation, amortisation and net impairments*	**(529)**	(603)	(461)	15%
Adjusted exploration expenses*	**(148)**	(55)	(55)	>100%
Adjusted operating income/(loss)*[1)]	**616**	623	560	10%
Additions to PP&E, intangibles and equity accounted investments	**756**	923	451	68%

Operational information E&P International	Quarters Q1 2024	Q4 2023	Q1 2023	Change Q1 on Q1
E&P equity liquid and gas production (mboe/day)	**352**	362	336	5%
E&P entitlement liquid and gas production (mboe/day)	**273**	278	264	4%
Production sharing agreements (PSA) effects	**78**	83	72	8%
Average liquids price (USD/bbl)	**73.8**	73.1	70.7	4%

1) Restated due to amended principles for 'over-/underlift '. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Production & revenues

In the first quarter of 2024, E&P International achieved a 5% growth in equity production compared to the same quarter last year. These strong production results can primarily be attributed to positive effects from new wells in Argentina and Angola along with the added contribution from the Buzzard field in the UK. Furthermore, lower turnaround activities this quarter contributed to the overall rise in production levels. This increase was partially offset by natural decline in various fields, the divestment of the Corrib asset which closed on 31 March 2023, and by temporary operational issues relating to an asset in Brazil.

The effects of Production Sharing Agreements (PSA) increased in first quarter of 2024 compared to same quarter last year. This was driven by higher production from Angola PSA fields, combined with lower entitlement factor due to lower cost recovery and higher oil prices.

Lifted production increased by 17 mboe per day to 250 mboe per day compared to the same quarter last year. The increased lifting, along with higher realised prices contributed to an increase in revenues.

Operating expenses and financial results

Adjusted operating and administrative expenses* for this quarter were consistent with the levels observed in the same quarter last year. The reduction in expenses from fourth quarter of 2023 is mainly attributed to the absence of several one-time costs that were incurred in the previous quarter, along with a net underlift position that contributed to lower operating and maintenance expenses in the current quarter.

The addition of the Buzzard field to our portfolio, increased production from Peregrino in Brazil and Bandurria Sur in Argentina in 2023, contributed to an overall increase in depreciation in the first quarter of this year compared to the same period in 2023. The overall increase in depreciation was partially offset by the cessation of depreciation on ACG in Azerbaijan, starting end of December 2023 due to the divestment agreement with SOCAR.

The increase in exploration expenses this quarter compared to same quarter last year was mainly caused by expensing of well cost related to the Bacalhau appraisal well in Brazil.

The increase in additions to PP&E, intangibles and equity accounted investments compared to same period last year is primarily driven by the development of Bacalhau and Raia in Brazil, combined with the acquisition of Suncor Energy UK Limited finalised in the second quarter of 2023.

Exploration & Production USA

Financial information		**Quarters**		**Change**
(unaudited, in USD million)	**Q1 2024**	**Q4 2023**	**Q1 2023**	**Q1 on Q1**
Total revenues and other income	**1,055**	1,165	1,015	4%
Total operating expenses	**(678)**	(1,022)	(675)	0%
Net operating income/(loss)	**377**	143	340	11%
Adjusted total revenues and other income*	**1,055**	1,165	1,015	4%
Adjusted operating and administrative expenses*	**(280)**	(308)	(273)	3%
Adjusted depreciation, amortisation and net impairments*	**(364)**	(506)	(357)	2%
Adjusted exploration expenses*	**(34)**	(184)	(46)	(26%)
Adjusted operating income/(loss)*	**377**	168	340	11%
Additions to PP&E, intangibles and equity accounted investments	**359**	332	262	37%

Operational information		**Quarters**		**Change**
E&P USA	**Q1 2024**	**Q4 2023**	**Q1 2023**	**Q1 on Q1**
E&P equity liquid and gas production (mboe/day)	**350**	372	347	1%
E&P entitlement liquid and gas production (mboe/day)	**303**	323	299	1%
Royalties	**47**	49	47	(0%)
Average liquids price (USD/bbl)	**66.2**	66.0	61.3	8%
Average internal gas price (USD/mmbtu)	**1.74**	1.76	2.80	(38%)

Production & revenues

In the first quarter of 2024, production level for E&P USA was stable compared to the first quarter of 2023. With the start-up of the Vito field in 2023, production from the Gulf of Mexico increased in the first quarter of 2024 compared to the same period last year, despite natural decline on certain mature fields. The growth in offshore production was offset by lower Appalachia production which reduced primarily due to well development activity. Towards the end of the quarter Equinor curtailed its drilling & completion activity in its operated position in response to low gas prices, also impacting production.

Revenues benefited from higher liquids prices and higher production from the Gulf of Mexico. This was partially offset by lower gas prices impacting Appalachia production due to oversupply in the basin following mild winter weather.

Operating expenses and financial results

Operating expenditures and depreciation and amortisation increased slightly because of higher offshore production impacting transportation expenses and production cost. The increase in offshore operating expenses was offset by lower well maintenance expenditures in the Appalachian Basin. Exploration expenditures were slightly lower in the first quarter of 2024 due to reduced drilling activity in the Gulf of Mexico and reduced field development expenditures on pre-sanctioned fields.

Marketing, Midstream & Processing

Financial information (unaudited, in USD million)	Quarters			Change
	Q1 2024	Q4 2023	Q1 2023	Q1 on Q1
Total revenues and other income	**24,824**	28,668	28,889	(14%)
Total operating expenses	**(23,522)**	(27,934)	(26,771)	(12%)
Net operating income/(loss)	**1,303**	734	2,118	(39%)
Adjusted total revenues and other income*	**24,478**	28,257	28,082	(13%)
Adjusted purchases* [5]	**(22,026)**	(26,241)	(25,344)	(13%)
Adjusted operating and administrative expenses*	**(1,337)**	(1,365)	(1,229)	9%
Adjusted depreciation, amortisation and net impairments*	**(227)**	(227)	(232)	(2%)
Adjusted operating income/(loss)*	**887**	424	1,278	(31%)
- Gas and Power	**529**	472	769	(31%)
- Crude, Products and Liquids	**458**	84	510	(10%)
- Other	**(101)**	(132)	(1)	>100%
Additions to PP&E, intangibles and equity accounted investments	**210**	218	219	(4%)

Operational information Marketing, Midstream and Processing	Quarters			Change
	Q1 2024	Q4 2023	Q1 2023	Q1 on Q1
Liquids sales volumes (mmbl)	**247.6**	245.6	217.3	14%
Natural gas sales Equinor (bcm)	**16.3**	16.1	15.7	4%
Natural gas entitlement sales Equinor (bcm)	**14.3**	14.5	14.3	(0%)
Power generation (GWh) Equinor share	**503**	547	639	(21%)
Realised piped gas price Europe (USD/mmbtu)	**9.41**	13.07	18.79	(50%)
Realised piped gas price US (USD/mmbtu)	**2.33**	2.07	3.24	(28%)

Volumes, pricing & revenues

Liquids sales volumes remained at similar level compared to the fourth quarter of 2023 and increased against same quarter of last year mostly due to higher sales of third-party volumes.

Gas sales slightly increased compared to the fourth quarter of 2023, primarily because of third-party gas sales. Against same quarter last year, gas sales increased due to higher equity and third-party gas sales.

Compared to previous quarter and first quarter of last year, power generation decreased due to lower clean spark spread.

Realised European piped gas price decreased compared to both the first quarter of last year and prior quarter due to mild temperatures, lower market prices explained by high storage levels and reduced demand.

The realised piped gas price in the US increased compared to the fourth quarter of 2023 due to a short period of cold weather and higher prices on gas sales linked to power indexes. Compared to the first quarter of last year prices decreased due to the drop in market prices due to sizeable storage surplus and mild weather.

Financial results

Crude Products and Liquids contributed significantly to adjusted operating income* during the first quarter of 2024. Equinor achieved strong results across all products by effectively capturing value through asset backed trading and realising improved margins from physical sales and financial trading. Additionally, Equinor has good results from optimisation of the shipping portfolio. Adjusted operating income* from Gas and Power was driven by piped gas and LNG trading based on equity and third-party volumes. Adjusted operating income* in the Other subsegment was impacted by costs associated with developing low-carbon projects.

Adjusted operating income* increased compared to fourth quarter of last year mainly due to a higher result from Crude Products and Liquids explained by higher margins from physical sales and gains from optimising the shipping portfolio. In addition, adjusted operating income* increased due to better result from LNG, gas trading and higher refining and methanol margins.

Adjusted operating income* in the first quarter of last year was driven by high results from LNG, gas and power trading as well as very strong physical crude, products and refining margins.

Net operating income includes net effects from changes in fair value related to storage and commodity derivatives utilised to manage price risk exposure.

Renewables

Financial information		**Quarters**		**Change**
(unaudited, in USD million)	**Q1 2024**	**Q4 2023**	**Q1 2023**	**Q1 on Q1**
Revenues third party, other revenue and other income	**29**	25	5	>100%
Net income/(loss) from equity accounted investments	**30**	(6)	(7)	N/A
Total revenues and other income	**60**	20	(2)	N/A
Total operating expenses	**(280)**	(185)	(87)	>100%
Net operating income/(loss)	**(220)**	(166)	(89)	>(100%)
Adjusted total revenues and other income*	**60**	2	(4)	N/A
Adjusted operating and administrative expenses*	**(121)**	(176)	(78)	56%
Adjusted depreciation, amortisation and net impairments*	**(8)**	(6)	(1)	>100%
Adjusted operating income/(loss)*	**(70)**	(179)	(83)	16%
Additions to PP&E, intangibles and equity accounted investments	**624**	696	851	(27%)

Operational information		**Quarters**		**Change**
Renewables	**Q1 2024**	**Q4 2023**	**Q1 2023**	**Q1 on Q1**
Renewables power generation (GWh) Equinor share	**739**	661	511	45%

Power generation

In the first quarter of 2024, offshore wind farms generated 468 GWh, with the majority coming from Dudgeon, Sheringham Shoal and Arkona. Onshore renewables contributed a further 271 GWh. The substantial increase in generation compared to the same quarter of 2023 was driven by the addition of onshore power plants in Poland and Brazil, and the successful production start of the partner operated Mendubim solar plants, also in Brazil.

Total revenues and other income

The addition of onshore wind farms in operation in Brazil and Poland increased the positive contribution to revenues third party, other revenue and other income in the first quarter of 2024 compared to the prior year.

Net income/(loss) from equity accounted investments increased compared to the same quarter in the prior year.

The positive result from assets in operation remains at the same level as in the first quarter last year, the increase in power generation was offset by lower price. The increase in net results was driven by lower project development costs in the first quarter of 2024 compared to last year. Bałtyk, the offshore wind project in Poland, reached the maturation stage for capitalisation of costs from the third quarter of 2023 and the Beacon Wind project was divested following the asset swap transaction between Equinor and bp in the first quarter of 2024.

Operating expenses and financial results

Higher operating activity levels from ongoing development projects combined with increased business development expenditures contributed to an upward trend in operating and administrative expenses compared to the same quarter of 2023.

Net operating loss included the effect of a USD 147 million net loss following the asset swap transaction between Equinor and bp, under which Equinor took full ownership of the Empire Wind lease and projects and bp took full ownership of the Beacon Wind lease and projects. This resulted in an overall lower result for the first quarter of 2024 compared to the same period in 2023.

Additions to PP&E, intangibles, and equity-accounted investments for the first quarter of 2024 was lower than the corresponding periods last year. In the first quarter of 2024, USD 28 million for onshore renewables and USD 597 million was allocated for offshore wind projects, primarily related to the acquisition of full ownership of Empire Wind lease and projects and investment related to projects in Europe.

Condensed interim financial statements and notes



Kårstø

CONSOLIDATED STATEMENT OF INCOME

		Quarters		
(unaudited, in USD million)	**Note**	**Q1 2024**	**Q4 2023**	**Q1 2023**
Revenues	4	**25,089**	28,843	29,210
Net income/(loss) from equity accounted investments		**33**	(31)	43
Other income		**14**	242	(30)
Total revenues and other income	2	**25,135**	29,054	29,224
Purchases [net of inventory variation]		**(11,922)**	(13,804)	(11,235)
Operating expenses	3	**(2,630)**	(2,875)	(2,722)
Selling, general and administrative expenses		**(341)**	(403)	(304)
Depreciation, amortisation and net impairments		**(2,345)**	(2,821)	(2,200)
Exploration expenses		**(266)**	(402)	(246)
Total operating expenses	2	**(17,504)**	(20,306)	(16,707)
Net operating income/(loss)	2	**7,631**	8,748	12,517
Interest income and other financial income		**560**	661	590
Interest expenses and other financial expenses		**(416)**	(368)	(463)
Other financial items		**222**	296	1,061
Net financial items	5	**366**	589	1,189
Income/(loss) before tax		**7,998**	9,337	13,707
Income tax	6	**(5,325)**	(6,729)	(8,741)
Net income/(loss)		**2,672**	2,608	4,966
Attributable to equity holders of the company		**2,668**	2,603	4,962
Attributable to non-controlling interests		**5**	5	4
Basic earnings per share (in USD)		**0.91**	0.88	1.59
Diluted earnings per share (in USD)		**0.91**	0.88	1.59
Weighted average number of ordinary shares outstanding (in millions)		**2,938**	2,954	3,118
Weighted average number of ordinary shares outstanding diluted (in millions)		**2,942**	2,961	3,124

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarters		
(unaudited, in USD million)	**Q1 2024**	**Q4 2023**	**Q1 2023**
Net income/(loss)	**2,672**	2,608	4,966
Actuarial gains/(losses) on defined benefit pension plans	**513**	(894)	54
Income tax effect on income and expenses recognised in OCI[1)]	**(117)**	211	(16)
Items that will not be reclassified to the Consolidated statement of income	**396**	(683)	38
Foreign currency translation effects	**(1,094)**	1,169	(1,426)
Share of OCI from equity accounted investments	**8**	(124)	(65)
Items that may be subsequently reclassified to the Consolidated statement of income	**(1,087)**	1,045	(1,491)
Other comprehensive income/(loss)	**(691)**	362	(1,453)
Total comprehensive income/(loss)	**1,982**	2,969	3,512
Attributable to the equity holders of the company	**1,977**	2,965	3,508
Attributable to non-controlling interests	**5**	5	4

1) Other comprehensive income (OCI).


Gullfaks C

CONSOLIDATED BALANCE SHEET

(in USD million)	Note	At 31 March 2024 (unaudited)	At 31 December 2023 (audited)
ASSETS			
Property, plant and equipment	2	**57,377**	58,822
Intangible assets	3	**5,646**	5,709
Equity accounted investments		**2,314**	2,508
Deferred tax assets		**7,647**	7,936
Pension assets		**1,455**	1,260
Derivative financial instruments		**539**	559
Financial investments		**3,383**	3,441
Prepayments and financial receivables	7	**1,079**	1,291
Total non-current assets		**79,441**	81,525
Inventories		**3,534**	3,814
Trade and other receivables[1]		**10,944**	13,204
Prepayments and financial receivables[1]		**3,743**	3,729
Derivative financial instruments		**1,137**	1,378
Financial investments		**27,534**	29,224
Cash and cash equivalents[2]		**9,737**	9,641
Total current assets		**56,629**	60,990
Assets classified as held for sale	3	**1,129**	1,064
Total assets		**137,199**	143,580

(in USD million)	Note	At 31 March 2024 (unaudited)	At 31 December 2023 (audited)
EQUITY AND LIABILITIES			
Shareholders' equity		**50,067**	48,490
Non-controlling interests		**14**	10
Total equity		**50,081**	48,500
Finance debt	5	**22,039**	22,230
Lease liabilities		**2,214**	2,290
Deferred tax liabilities		**12,913**	13,345
Pension liabilities		**3,658**	3,925
Provisions and other liabilities	7	**13,612**	15,304
Derivative financial instruments		**2,040**	1,795
Total non-current liabilities		**56,477**	58,890
Trade and other payables[3]		**8,983**	8,841
Provisions and other liabilities[3]		**3,159**	3,029
Current tax payable	6	**12,594**	12,306
Finance debt	5, 7	**3,371**	5,996
Lease liabilities		**1,287**	1,279
Dividends payable		**0**	2,649
Derivative financial instruments		**808**	1,619
Total current liabilities		**30,201**	35,719
Liabilities directly associated with the assets classified as held for sale	3	**441**	471
Total liabilities		**87,118**	95,080
Total equity and liabilities		**137,199**	143,580

1) Disaggregated from the line-item Trade and other receivables in previously issued financial statements.
2) Includes collateral deposits of USD 1.5 billion for 31 March 2024 related to certain requirements set out by exchanges where Equinor is participating. The corresponding figure for 31 December 2023 is USD 1.6 billion.
3) Disaggregated from the line-item Trade, other payables and provisions in previously issued financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity
At 1 January 2023	1,142	3,041	58,236	(8,855)	424	**53,988**	1	**53,989**
Net income/(loss)			4,962			**4,962**	4	**4,966**
Other comprehensive income/(loss)			38	(1,426)	(65)	**(1,453)**		**(1,453)**
Total comprehensive income/(loss)								**3,512**
Dividends						**0**		**0**
Share buy-back		(331)				**(331)**		**(331)**
Other equity transactions						**0**		**0**
At 31 March 2023	1,142	2,710	63,236	(10,281)	359	**57,165**	5	**57,170**
At 1 January 2024	1,101	0	56,521	(9,442)	310	**48,490**	10	**48,500**
Net income/(loss)			2,668			**2,668**	5	**2,672**
Other comprehensive income/(loss)			396	(1,094)	8	**(691)**		**(691)**
Total comprehensive income/(loss)								**1,982**
Dividends						**0**		**0**
Share buy-back[1]			(396)			**(396)**		**(396)**
Other equity transactions			(4)			**(4)**	(1)	**(5)**
At 31 March 2024	**1,101**	**0**	**59,185**	**(10,536)**	**318**	**50,067**	**14**	**50,081**

1) For more information see note 8 Capital distribution.

CONSOLIDATED STATEMENT OF CASH FLOWS

		Quarters		
(unaudited, in USD million)	Note	Q1 2024	Q4 2023	Q1 2023
Income/(loss) before tax		**7,998**	9,337	13,707
Depreciation, amortisation and net impairments, including exploration write-offs		**2,426**	2,849	2,291
(Gains)/losses on foreign currency transactions and balances	5	**(303)**	289	(955)
(Gains)/losses on sale of assets and businesses	3	**130**	(253)	233
(Increase)/decrease in other items related to operating activities[1), 2)]		**(882)**	(734)	(324)
(Increase)/decrease in net derivative financial instruments		**127**	(694)	327
Interest received		**406**	399	277
Interest paid		**(212)**	(302)	(251)
Cash flows provided by operating activities before taxes paid and working capital items		**9,689**	10,890	15,305
Taxes paid		**(3,849)**	(8,103)	(5,589)
(Increase)/decrease in working capital		**3,181**	(51)	5,155
Cash flows provided by operating activities		**9,021**	2,736	14,871
Cash (used)/received in business combinations		**0**	(40)	(252)
Capital expenditures and investments	3	**(2,483)**	(3,031)	(2,051)
(Increase)/decrease in financial investments		**507**	(3,010)	(5,108)
(Increase)/decrease in derivative financial instruments		**(46)**	261	(803)
(Increase)/decrease in other interest-bearing items		**(210)**	92	63
Proceeds from sale of assets and businesses[3)]	3	**60**	154	47
Cash flows provided by/(used in) investing activities		**(2,172)**	(5,574)	(8,104)

		Quarters		
(unaudited, in USD million)	Note	Q1 2024	Q4 2023	Q1 2023
Repayment of finance debt		**(1,900)**	(342)	(2,176)
Repayment of lease liabilities		**(373)**	(418)	(332)
Dividends paid		**(2,649)**	(2,706)	(2,861)
Share buy-back		**(550)**	(518)	(461)
Net current finance debt and other financing activities[2)]		**(1,156)**	1,813	873
Cash flows provided by/(used in) financing activities		**(6,627)**	(2,171)	(4,958)
Net increase/(decrease) in cash and cash equivalents		**222**	(5,009)	1,809
Effect of exchange rate changes on cash and cash equivalents		**(181)**	230	(8)
Cash and cash equivalents at the beginning of the period (net of overdraft)		**9,641**	14,420	15,579
Cash and cash equivalents at the end of the period (net of overdraft)[4)]		**9,682**	9,641	17,380

1) The line item includes a fair value gain related to inventory of USD 476 million in the first quarter 2024. The corresponding amount in the fourth quarter 2023 was a fair value gain of USD 204 million and in first quarter 2023 a fair value loss of USD 20 million.
2) Cash flows related to variation margin collaterals on over-the-counter (OTC) commodity derivatives form part of Equinor's principal revenue-making activities. From 1 January 2024, these cash flows are therefore presented within the line-item (Increase)/decrease in other items related to operating activities. In previous periods these cash flows have been presented within the line-item Net current finance debt and other financing activities. Comparative figures have not been restated due to materiality.
3) The line item includes cash consideration net of cash disposed, related to the disposal of Equinor Energy Ireland Limited at closing date 31 March 2023. See note 3 Acquisitions and disposals for more information.
4) At 31 March 2024 cash and cash equivalents net overdraft were 55. At 31 December 2023 cash and cash equivalents net overdraft were zero.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

Note 1. Organisation and basis of preparation

Organisation and principal activities
Equinor Group (Equinor) consists of Equinor ASA and its subsidiaries. Equinor ASA is incorporated and domiciled in Norway and listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA). The registered office address is Forusbeen 50, N-4035, Stavanger, Norway.

The objective of Equinor is to develop, produce and market various forms of energy and derived products and services, as well as other businesses. The activities may also be carried out through participation in or cooperation with other companies. Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the Norwegian continental shelf, is a co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's condensed interim financial statements for the first quarter of 2024 were authorised for issue by the board of directors on 24 April 2024.

Basis of preparation
These condensed interim financial statements are prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all the information and disclosures required by IFRS® Accounting Standards for a complete set of financial statements and should be read in conjunction with the Consolidated annual financial statements for 2023. IFRS Accounting Standards as adopted by the EU differs in certain respects from IFRS Accounting Standards as issued by the IASB, however the differences do not impact Equinor's financial statements for the periods presented.

As a result of rounding differences, numbers or percentages may not add up to the total.

The condensed interim financial statements are unaudited.

Accounting policies
The accounting policies applied in the preparation of the condensed interim financial statements are consistent with those used in the preparation of Equinor´s consolidated annual financial statements for 2023. A description of the material accounting policies is included in Equinor´s consolidated annual financial statements for 2023. When determining fair value, there have been no changes to the valuation techniques or models and Equinor applies the same sources of input and the same criteria for categorisation in the fair value hierarchy as disclosed in the consolidated annual financial statements for 2023.

For information about IFRS Accounting Standards, amendments to IFRS Accounting Standards and IFRIC® Interpretations effective from 1 January 2024, that could affect the consolidated financial statements, please refer to note 2 in Equinor´s consolidated financial statements for 2023. None of the amendments to IFRS Accounting Standards effective from 1 January 2024 has had a significant impact on the condensed interim financial statements. Equinor has not early adopted any IFRS Accounting Standards, amendments to IFRS Accounting Standards or IFRIC Interpretations issued, but not yet effective.

Use of judgements and estimates
The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are reviewed on an on-going basis and are based on historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Please refer to note 2 in Equinor´s consolidated financial statements for 2023 for more information about accounting judgement and key sources of estimation uncertainty.

Note 2. Segments

Equinor´s operations are managed through operating segments identified on the basis of those components of Equinor that are regularly reviewed by the chief operating decision maker, Equinor's Corporate Executive Officer (CEO). The reportable segments Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International), Exploration & Production USA (E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN) correspond to the operating segments. The operating segments Projects, Drilling & Procurement (PDP), Technology, Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI is allocated to the three Exploration & Production segments, MMP and REN.

The accounting policies of the reporting segments equal those applied in these condensed interim financial statements, except for the line-item Additions to PP&E, intangibles and equity accounted investments in which movements related to changes in asset retirement obligations are excluded as well as provisions for onerous contracts which reflect only obligations towards group external parties. The measurement basis of segment profit is net operating income/(loss). Deferred tax assets, pension assets, non-current financial assets, total current assets and total liabilities are not allocated to the segments. Transactions between the segments, mainly from the sale of crude oil, gas, and related products, are performed at defined internal prices which have been derived from market prices. The transactions are eliminated upon consolidation.

First quarter 2024 (in USD million)	**E&P Norway**	**E&P International**	**E&P USA**	**MMP**	**REN**	**Other**	**Eliminations**	**Total Group**
Revenues third party	55	183	67	24,733	26	25	0	25,089
Revenues and other income inter-segment	7,852	1,470	968	92	3	8	(10,393)	0
Net income/(loss) from equity accounted investments	0	3	0	(1)	30	0	0	33
Other income	(28)	(1)	20	0	0	23	0	14
Total revenues and other income	7,879	1,655	1,055	24,824	60	55	(10,393)	25,135
Purchases [net of inventory variation]	0	34	0	(21,968)	0	0	10,012	(11,922)
Operating, selling, general and administrative expenses	(866)	(395)	(280)	(1,326)	(272)	(46)	213	(2,971)
Depreciation and amortisation	(1,173)	(529)	(364)	(227)	(8)	(36)	0	(2,337)
Net impairment (losses)/reversals	0	0	0	0	0	(7)	0	(7)
Exploration expenses	(84)	(148)	(34)	0	0	0	0	(266)
Total operating expenses	(2,123)	(1,039)	(678)	(23,522)	(280)	(89)	10,226	(17,504)
Net operating income/(loss)	5,756	616	377	1,303	(220)	(34)	(167)	7,631
Additions to PP&E, intangibles and equity accounted investments	1,372	756	359	210	624	40	0	3,361
Balance sheet information								
Equity accounted investments	4	0	0	777	1,475	55	2	2,314
Non-current segment assets	27,072	17,919	10,995	3,829	2,215	993	0	63,023
Non-current assets not allocated to segments								14,104
Total non-current assets								79,441
Assets held for sale	0	1,129	0	0	0	0	0	1,129

Fourth quarter 2023 (in USD million)	**E&P Norway**	**E&P International**	**E&P USA**	**MMP**	**REN**	**Other**	**Eliminations**	**Total Group**
Revenues third party	72	297	76	28,372	5	21	0	28,843
Revenues and other income inter-segment	9,780	1,597	1,089	309	4	8	(12,787)	0
Net income/(loss) from equity accounted investments	0	(5)	0	(13)	(6)	(8)	0	(31)
Other income	224	0	0	0	17	0	0	242
Total revenues and other income	10,076	1,889	1,165	28,668	20	22	(12,787)	29,054
Purchases [net of inventory variation]	0	(45)	0	(26,330)	0	0	12,570	(13,804)
Operating, selling, general and administrative expenses	(1,057)	(540)	(308)	(1,384)	(180)	17	173	(3,279)
Depreciation and amortisation	(1,144)	(603)	(506)	(227)	(6)	(31)	0	(2,518)
Net impairment (losses)/reversals	0	(310)	0	7	0	0	0	(303)
Exploration expenses	(138)	(55)	(208)	0	0	0	0	(402)
Total operating expenses	(2,339)	(1,553)	(1,022)	(27,934)	(185)	(15)	12,743	(20,306)
Net operating income/(loss)	7,737	336	143	734	(166)	7	(43)	8,748
Additions to PP&E, intangibles and equity accounted investments	1,577	923	332	218	696	25	0	3,770
Balance sheet information								
Equity accounted investments	3	0	0	783	1,665	57	0	2,508
Non-current segment assets	28,915	17,977	11,049	3,997	1,575	1,018	0	64,530
Non-current assets not allocated to segments								14,487
Total non-current assets								81,525
Assets held for sale	0	1,064	0	0	0	0	0	1,064

In the fourth quarter of 2023, Equinor recognised impairments in the E&P International segment to an amount of USD 310 million, following the held for sale classification of its interest in Azerbaijan assets. Refer to note 3 for additional details.

First quarter 2023 (in USD million)	**E&P Norway**	**E&P International**	**E&P USA**	**MMP**	**REN**	**Other**	**Eliminations**	**Total Group**
Revenues third party	49	329	61	28,744	3	25	0	29,210
Revenues and other income inter-segment	12,092	1,209	954	82	0	9	(14,346)	0
Net income/(loss) from equity accounted investments	0	11	0	40	(7)	0	0	43
Other income	(97)	0	0	23	3	41	0	(30)
Total revenues and other income	12,044	1,548	1,015	28,889	(2)	75	(14,346)	29,224
Purchases [net of inventory variation]	0	16	0	(25,358)	0	0	14,107	(11,235)
Operating, selling, general and administrative expenses	(977)	(659)	(273)	(1,178)	(86)	(133)	281	(3,025)
Depreciation and amortisation	(1,115)	(461)	(357)	(232)	(1)	(33)	0	(2,198)
Net impairment (losses)/reversals	0	0	0	(2)	0	0	0	(2)
Exploration expenses	(137)	(64)	(46)	0	0	0	0	(246)
Total operating expenses	(2,229)	(1,167)	(675)	(26,771)	(87)	(166)	14,388	(16,707)
Net operating income/(loss)	9,816	382	340	2,118	(89)	(91)	42	12,517
Additions to PP&E, intangibles and equity accounted investments	1,317	451	262	219	851	78	0	3,179

Non-current assets by country

(in USD million)	At 31 March 2024	At 31 December 2023
Norway	**30,928**	32,977
USA	**12,872**	12,587
Brazil	**10,936**	10,871
UK	**5,513**	5,535
Canada	**1,112**	1,157
Angola	**1,084**	1,103
Denmark	**971**	973
Argentina	**656**	648
Poland	**572**	447
Algeria	**443**	474
Other	**251**	265
Total non-current assets[1)]	**65,337**	67,038

1) Excluding deferred tax assets, pension assets and non-current financial assets. Non-current assets are attributed to country of operations.

Note 3. Acquisitions and disposals

Acquisition and disposals

Swap of US Offshore Wind assets

On 24 January 2024, Equinor entered into a swap agreement with bp to acquire bp's 50% share and take full ownership of Empire Offshore Wind Holdings LLC, including the Empire Wind lease and projects (Empire Wind), in exchange for its 50% share in Beacon Wind Holdings LLC, including the Beacon Wind lease and projects (Beacon Wind). Equinor has also agreed to acquire bp's 50% interest in the South Brooklyn Marine Terminal (SBMT) lease. Based on the agreement, Equinor controls and has consolidated Empire Wind and SBMT from the first quarter of 2024 and has divested its 50% share of Beacon Wind. The swap of Empire Wind and Beacon Wind was formally closed on 4 April. The acquisitions have been accounted for as asset acquisitions, and previous holdings have not been revalued. The swap resulted in a combined loss of USD 147 million recognised in the REN segment and presented in the line item Operating expenses in the Consolidated statement of income.

Held for sale

Divestment of interest in Azerbaijan

On 22 December 2023, Equinor entered into an agreement with the State Oil Company of the Republic of Azerbaijan (SOCAR) to sell its interest in its Azerbaijan assets. The assets comprise a 7.27% non-operated interest in the Azeri Chirag Gunashli (ACG) oil fields in the Azerbaijan sector of the Caspian Sea, 8.71% interest in the Baku-Tbilisi-Ceyhan (BTC) pipeline and 50% in the Karabagh oil field. Closing is expected during 2024 subject to regulatory and contractual approvals. The assets have been classified as held for sale in the fourth quarter 2023.

Note 4. Revenues

Revenues from contracts with customers by geographical areas

When attributing the line item Revenues from contracts with customers for the first quarter of 2024 to the country of the legal entity executing the sale, Norway constitutes 79% and the USA constitutes 18% of such revenues (77% and 19%, respectively, for the fourth quarter of 2023). For the first quarter of 2023, Norway and the USA constituted 84% and 12% of such revenues, respectively. Revenues from contracts with customers are mainly reflecting such revenues from the reporting segment MMP.

Revenues from contracts with customers and other revenues

	Quarters		
(in USD million)	**Q1 2024**	**Q4 2023**	**Q1 2023**
Crude oil	**14,266**	15,695	12,112
Natural gas	**5,060**	6,597	10,457
- European gas	**4,177**	5,796	9,228
- North American gas	**305**	298	397
- Other incl. Liquefied natural gas	**578**	503	832
Refined products	**2,224**	2,710	2,477
Natural gas liquids	**2,097**	2,087	2,383
Power[2]	**563**	504	852
Transportation	**369**	305	453
Other sales[2]	**85**	447	107
Revenues from contracts with customers	**24,663**	28,345	28,841
Total other revenues[1]	**426**	498	370
Revenues	**25,089**	28,843	29,210

1) This item mainly relates to commodity derivatives and change in fair value, less cost to sell, of commodity inventories held for trading purposes.
2) The line item Power has been disaggregated from the line item Other sales in previously issued financial reports.

Note 5. Financial items

	Quarters		
(in USD million)	**Q1 2024**	**Q4 2023**	**Q1 2023**
Net foreign currency exchange gains/(losses)	**303**	(289)	955
Interest income and other financial income	**560**	661	590
Gains/(losses) on financial investments	**(7)**	139	32
Gains/(losses) other derivative financial instruments	**(74)**	445	74
Interest and other finance expenses	**(416)**	(368)	(463)
Net financial items	**366**	589	1,189

The decrease in Interest income and other financial income in first quarter compared to previous quarter mainly relates to lower interest rates and reduced portfolio.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of 31 March 2024, USD 0.4 billion were utilised compared to USD 1.9 billion utilised as of 31 December 2023.

Note 6. Income taxes

	Quarters		
(in USD million)	**Q1 2024**	**Q4 2023**	**Q1 2023**
Income/(loss) before tax	**7,998**	9,337	13,707
Income tax	**(5,325)**	(6,729)	(8,741)
Effective tax rate	**66.6%**	72.1%	63.8%

The effective tax rate for the first quarter of 2024 was significantly influenced by low share of income from the Norwegian continental shelf and high effect from uplift relative to income before tax.

The effective tax rate for the first quarter of 2023 was significantly influenced by low share of income from the Norwegian continental shelf and currency effects in entities that are taxable in other currencies than the functional currency.

Note 7. Provisions, commitments and contingent items

Asset retirement obligation

Equinor's estimated asset retirement obligations (ARO) have decreased by approximately USD 1 billion to USD 11.4 billion at 31 March 2024 compared to year-end 2023, mainly due to increased discount rates and strengthening of USD versus NOK. Changes in ARO are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.

Litigation and claims

During the normal course of its business, Equinor is involved in legal and other proceedings, and several unresolved claims are currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Note 8. Capital distribution

Dividend for the first quarter 2024
On 24 April 2024, the Board of Directors resolved to declare an ordinary cash dividend for the first quarter of 2024 of USD 0.35 per share and an extraordinary cash dividend of USD 0.35 per share. The Equinor shares will be traded ex-dividend 16 August 2024 on the Oslo Børs and 19 August 2024 for ADR holders on the New York Stock Exchange. Record date will be 19 August 2024 and payment date will be 28 August 2024.

Share buy- back programme 2024
The Board of Directors has announced a two-year share buy-back programme for 2024-2025 of USD 10-12 billion in total, with up to USD 6 billion for 2024, including shares to be redeemed from the Norwegian State. In February 2024, Equinor launched the first tranche of up to USD 1.2 billion, including shares to be redeemed from the Norwegian State, and entered into an irrevocable agreement with a third-party to purchase shares for up to USD 396 million in the market. Of this first tranche, shares for USD 389 million have been purchased in the market and settled at 31 March 2024, whereas USD 396 million has been recognised as reduction in equity. The market execution of the first tranche was completed in April 2024. The purpose of the share buy-back programme is to reduce the issued share capital of the company, and all shares repurchased in this first tranche in 2024 will be cancelled. According to an agreement between Equinor and the Norwegian State, a proportionate number of the Norwegian State's shares will be redeemed and cancelled at the annual general meeting in May 2024, ensuring that the State's ownership interest in Equinor remains unchanged at 67%.

On 24 April 2024, the Board of Directors resolved the commencement of the second tranche of the share buy-back programme for 2024 of a total of up to USD 1.6 billion, including shares to be redeemed from the Norwegian State. The second tranche is subject to approval at the general meeting and will end no later than 22 July 2024.

Equity impact of share buy-back programmes (in USD million)	Q1 2024	Q1 2023
First tranche	**396**	330
Total	**396**	330

Note 9. Subsequent events

Swap of US onshore assets
On 15 April, Equinor announced a swap transaction with EQT ARO LLC (EQT). Under the agreement, Equinor will sell its 100% interest in the Marcellus and Utica shale formations in the Appalachian Basin, located in southeastern Ohio, and transfer the operatorship to EQT. In exchange, Equinor will acquire 40% of EQT's non-operated working interest in the Northern Marcellus shale formation in Pennsylvania. Equinor will pay a cash consideration of USD 500 million to EQT to balance the overall transaction. Following the transaction, Equinor will increase its average working interest from 15.7% to 25.7% in certain Chesapeake-operated Northern Marcellus gas units. Closing is subject to approval by relevant authorities and is expected in the second quarter of 2024. The swap will be recognised in the E&P USA segment.

Supplementary disclosures

Dogger Bank

Supplementary disclosures

Exchange rates

	Quarters			Change
Exchange rates	Q1 2024	Q4 2023	Q1 2023	Q1 on Q1
USD/NOK average daily exchange rate	**10.5094**	10.8474	10.2439	3%
USD/NOK period-end exchange rate	**10.8011**	10.1724	10.4772	3%
EUR/USD average daily exchange rate	**1.0858**	1.0747	1.0728	1%
EUR/USD period-end exchange rate	**1.0816**	1.1050	1.0875	(1%)

Use and reconciliation of Non-GAAP financial measures

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e., IFRS Accounting Standards in the case of Equinor). The following financial measures included in this report may be considered non-GAAP financial measures:

Adjusted operating income (previously named Adjusted earnings) is based on net operating income/(loss) and adjusts for certain items affecting the income for the period to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management believes adjusted operating income provides an indication of Equinor's underlying operational performance and facilitates comparison of operational trends between periods. The name of this measure was changed in 2024 to eliminate confusion regarding the basis of the calculation; additionally, one adjusting item was removed from the calculation of the measure, as detailed below in the Amended principles section.

Adjusted operating income after tax (previously named Adjusted earnings after tax) – equals the sum of net operating income/(loss) less income tax in reporting segments and includes adjustments to net operating income/(loss) to take the applicable marginal tax into consideration. The name of this measure was changed in 2024 in line with the change of the name of the pre-tax measure above. Adjusted operating income after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted operating income less the tax effects on all elements included in adjusted operating income (or calculated tax on net operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effects related to tax exposure items not related to the individual reporting period are excluded from adjusted operating income after tax. Management believes adjusted operating income after tax provides an indication of Equinor's underlying operational performance after tax and facilitates comparisons of operational trends after tax between periods as it reflects the tax charge associated with operational performance excluding the impact of financing. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS Accounting Standards will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted operating income after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted net income is based on net income/(loss) and provides additional transparency to Equinor's underlying financial performance by also including net financial items and the associated tax effects. This measure includes adjustments made to arrive at adjusted operating income after tax, in addition to specific adjustments related to net financial items. Management believes this measure provides an indication of Equinor's underlying financial performance including the impact from financing and facilitates comparison of trends between periods.

Adjusted earnings per share (Adjusted EPS) is computed by dividing Adjusted net income by the weighted average number of shares outstanding during the period. Earnings per share is a metric that is frequently used by investors, analysts and other parties to assess a company's profitability per share. Management believes this measure provides an indication of Equinor's underlying financial performance including the impact from financing and facilitates comparison of trends between periods.

Management believes the above measures provides an indication of Equinor's underlying operational and financial performance and facilitates the comparison of trends between periods.

The above measures are supplementary measures and should not be viewed in isolation or as substitutes for net operating income/(loss), net income/(loss) and earnings per share, which are the most directly comparable IFRS Accounting Standards measures. The reconciliation tables later in this report reconcile the above non-GAAP measures to the most directly comparable IFRS Accounting Standards measure or measures. There are material limitations associated with the above measures compared with the IFRS Accounting Standards measures, as these non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are required to evaluate its profitability on an overall basis. The non-GAAP measures are only intended to be indicative of the underlying developments in trends of our on-going operations.

Amended principles for Adjusted operating income with effect from the first quarter of 2024:
Equinor has made the following changes to the items adjusted for within Adjusted operating income:

With effect from the first quarter of 2024, Equinor no longer adjusts for over-/underlift to arrive at adjusted operating income. Over-/underlift is presented using the sales method. The sales revenues and associated costs are reflected in adjusted operating income when the physical volumes are lifted and sold rather than when they are produced, in line with IFRS Accounting Standards. Removing this adjustment is the result of a comprehensive materiality assessment and an effort to streamline our reporting. This change is part of our ongoing commitment to improve the alternative performance measures we present, ensuring that the adjustments are meaningful to users of the financial statements and supplementary information.

These changes have been applied retrospectively to the comparative figures. This change only affects the E&P Norway and E&P International reporting segments and does not impact the comparative figures of other segments.

Impact of change		**Q1 2023**			**Q4 2023**	
E&P Norway	**As reported**	**Impact**	**Restated**	**As reported**	**Impact**	**Restated**
Adjusted total revenues and other income	12,144	(3)	12,141	9,871	(16)	9,855
Over-/underlift	3	(3)	-	16	(16)	-
Adjusted operating and administrative expenses	(976)	(1)	(977)	(1,018)	(40)	(1,057)
Over-/underlift	1	(1)	-	40	(40)	-
Adjusted operating income/(loss)	9,916	(4)	9,912	7,571	(56)	7,515
Adjusted operating income/(loss) after tax	2,214	(1)	2,213	1,570	(12)	1,558

Impact of change		**Q1 2023**			**Q4 2023**	
E&P International	**As reported**	**Impact**	**Restated**	**As reported**	**Impact**	**Restated**
Adjusted total revenues and other income	1,555	(95)	1,460	1,952	(86)	1,867
Over-/underlift	95	(95)	-	86	(86)	-
Adjusted operating and administrative expenses	(442)	42	(400)	(559)	19	(540)
Over-/underlift	(42)	42	-	(19)	19	-
Adjusted operating income/(loss)	614	(53)	560	690	(67)	623
Adjusted operating income/(loss) after tax	330	(34)	295	255	(33)	222

Impact of change		**Q1 2023**		**Q4 2023**		
Equinor group	**As reported**	**Impact**	**Restated**	**As reported**	**Impact**	**Restated**
Adjusted total revenues and other income	28,520	(98)	28,423	28,483	(102)	28,381
Over-/underlift	98	(98)	-	102	(102)	-
Adjusted operating and administrative expenses	(2,849)	41	(2,809)	(3,235)	(21)	(3,256)
Over-/underlift	(41)	41	-	21	(21)	-
Adjusted operating income/(loss)	11,973	(57)	11,916	8,681	(123)	8,558
Adjusted operating income/(loss) after tax	3,514	(35)	3,479	1,879	(46)	1,833
Effective tax rates on adjusted operating income	71%	0%	71%	78%	0%	79%

No other line items or segments were affected by the change.

Adjusted operating income adjust for the following items:

- **Changes in fair value of derivatives:** In the ordinary course of business, Equinor enters into commodity derivative contracts to manage the price risk exposure relating to future sale and purchase contracts. These commodity derivatives are measured at fair value at each reporting date, with the movements in fair value recognised in the income statement. By contrast, the related sale and purchase contracts are not recognised until the transaction occurs resulting in timing differences. Therefore, with effect from the first quarter of 2023, the unrealised movements in the fair value of these commodity derivative contracts are excluded from adjusted operating income and deferred until the time of the physical delivery to minimise the effect of these timing differences. Further, embedded derivatives within certain gas contracts and contingent consideration related to historical divestments are carried at fair value. Any accounting impacts resulting from such changes in fair value are also excluded from adjusted operating income, as these fluctuations are not indicative of the underlying performance of the business.
- **Periodisation of inventory hedging effect:** Equinor enters into derivative contracts to manage price risk exposure relating to its commercial storage. These derivative contracts are carried at fair value while the inventories are accounted for at the lower of cost or market price. An adjustment is made to align the valuation principles of inventories with related derivative contracts. The adjusted valuation of inventories is based on the forward price at the expected realisation date. This is so that the valuation principles between commercial storages and derivative contracts are better aligned.
- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
- **Impairment and reversal of impairment** are excluded from adjusted operating income since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired, or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and net impairment line items.
- **Gain or loss from sales of assets** is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
- **Eliminations (Internal unrealised profit on inventories):** Volumes derived from equity oil inventory vary depending on several factors and inventory strategies, i.e., level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS Accounting Standards (write down to production cost). The proportion of realised versus unrealised gain fluctuates from one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted operating income.
- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions, but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. However, other items adjusted do not constitute normal, recurring income and operating expenses for the company. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.
- **Change in accounting policy** is adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period.

Adjusted net income incorporates the adjustments above, as well as the following items impacting net financial items:

- **Changes in fair value of financial derivatives used to hedge interest bearing instruments.** Equinor enters into financial derivative contracts to manage interest rate risk on long term interest-bearing liabilities including bonds and financial loans. The financial derivative contracts (hedging instruments) are measured at fair value at each reporting date, with movements in fair value recognised in the income statement. The long term interest-bearing labilities are measured at amortised cost and not remeasured at fair value at each reporting date. This creates measurement differences and therefore the movements in the fair value of these financial derivative contracts and associated tax effects are excluded from the calculation of adjusted net income and deferred until the time the underlying instrument is matured, exercised, or settled. Management believes that this appropriately reflects the economic effect of these risk management activities in each period and provides an indication of Equinor's underlying financial performance.
- **Foreign currency gains/losses on certain intercompany bank and cash balances** are eliminated from adjusted net income. These currency effects are mainly due to a large part of Equinor's operations having NOK as functional currency, and the effects are offset within equity as other comprehensive income arising on translation from functional currency to presentation currency USD. These currency effects increase volatility in financial performance, which does not reflect Equinor's underlying financial performance. Management believes that this adjustment removes periodic fluctuations in Equinor's adjusted net income.

Net debt to capital employed ratio – In Equinor's view, net debt ratios provide a more informative picture of Equinor's financial strength than gross interest-bearing financial debt. Three different net debt to capital ratios are presented in this report: 1) net debt to capital employed, 2) net debt to capital employed adjusted, including lease liabilities, and 3) net debt to capital employed adjusted. These calculations are all based on Equinor's gross interest-bearing financial liabilities as recorded in the Consolidated balance sheet and exclude cash, cash equivalents and current financial investments.

The following adjustments are made in calculating the net debt to capital employed adjusted, including lease liabilities ratio and the net debt to capital employed adjusted ratio: collateral deposits (classified as Cash and cash equivalents in the Consolidated balance sheet), and financial investments held in Equinor Insurance AS (classified as Current financial investments in the Consolidated balance sheet) are treated as non-cash and excluded from the calculation of these non-GAAP measures. Collateral deposits are excluded since they relate to certain requirements of exchanges where Equinor is trading and presented as restricted cash. Financial investments in Equinor Insurance are excluded as these investments are not readily available for the group to meet short term commitments. These adjustments result in a higher net debt figure and in Equinor's view provides a more prudent measure of the net debt to capital employed ratio than would be the case without such exclusions. Additionally, lease liabilities are further excluded in calculating the net debt to capital employed adjusted ratio. The table Calculation of capital employed and net debt to capital employed ratio later in this report details the calculations for these non-GAAP measures and reconciles them with the most directly comparable IFRS Accounting Standards financial measure or measures.

Organic capital expenditures (organic investments/capex) – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments as presented in note 2 Segments to the Condensed interim financial statements. Organic capital expenditures are capital expenditures excluding expenditures related to acquisitions, leased assets and other investments with significantly different cash flow patterns. Equinor believes this measure gives stakeholders relevant information to understand the company's investments in maintaining and developing its assets. Forward-looking organic capital expenditures included in this report are not reconcilable to its most directly comparable IFRS Accounting Standards measure without unreasonable efforts, because the amounts excluded from such IFRS Accounting Standards measure to determine organic capital expenditures cannot be predicted with reasonable certainty.

Gross capital expenditures (gross capex) – Gross capital expenditures represent capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments as presented in the financial statements, excluding additions to right of use assets related to leases and capital expenditures financed through government grants. Equinor adds the proportionate share of capital expenditures in equity accounted investments not included in Additions to PP&E, intangibles and equity accounted investments. Equinor believes that by excluding additions to right of use assets related to leases, this measure better reflects the company's investments in the business to drive growth. Forward-looking gross capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts included or excluded from such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.

Cash flows from operations after taxes paid (CFFO after taxes paid) represents, and is used by management, to evaluate cash generated from operating activities after taxes paid, which is available for investing activities, debt servicing and distribution to shareholders. Cash flows from operations after taxes paid is not a measure of our liquidity under IFRS Accounting Standards and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Cash flows from operations after taxes paid is limited and does not represent residual cash flows available for discretionary expenditures. The table Calculation of CFFO after taxes paid and net cash flow later in this report provides a reconciliation of Cash flows from operations after taxes paid to its most directly comparable IFRS Accounting Standards measure, Cash flows provided by operating activities before taxes paid and working capital items, as of the specified dates. Forward-looking cash flows from operations after taxes paid included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts included or excluded from such IFRS measure to determine cash flows from operations after taxes paid cannot be predicted with reasonable certainty.

Net cash flow - Net cash flow represents, and is used by management to evaluate, cash generated from operational and investing activities available for debt servicing and distribution to shareholders. Net cash flow is not a measure of our liquidity under IFRS Accounting Standards and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Net cash flow is limited and does not represent residual cash flows available for discretionary expenditures. The table Calculation of CFFO after taxes paid and net cash flow later in this report provides a reconciliation of Net cash flow to its most directly comparable IFRS Accounting Standards measure, Cash flows provided by operating activities before taxes paid and working capital items, as of the specified dates.

For more information on our definitions and use of non-GAAP financial measures, see section 5.6 Use and reconciliation of non-GAAP financial measures in Equinor's 2023 Integrated Annual Report.

Reconciliation of adjusted operating income

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

Items impacting net operating income/(loss) in the first quarter of 2024 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Net operating income/(loss)	**7,631**	5,756	616	377	1,303	(220)	(200)
Total revenues and other income	**25,135**	7,879	1,655	1,055	24,824	60	(10,337)
Adjusting items	**(346)**	-	-	-	(346)	-	-
Changes in fair value of derivatives	**(444)**	-	-	-	(444)	-	-
Periodisation of inventory hedging effect	**98**	-	-	-	98	-	-
Adjusted total revenues and other income	**24,789**	7,879	1,655	1,055	24,478	60	(10,337)
Purchases [net of inventory variation]	**(11,922)**	0	34	-	(21,968)	-	10,012
Adjusting items	**109**	-	-	-	(58)	-	167
Operational storage effects	**(58)**	-	-	-	(58)	-	-
Eliminations	**167**	-	-	-	-	-	167
Adjusted purchases [net of inventory variation]	**(11,813)**	0	34	-	(22,026)	-	10,179
Operating and administrative expenses	**(2,971)**	(866)	(395)	(280)	(1,326)	(272)	168
Adjusting items	**139**	-	-	-	(12)	151	-
Other adjustments	**3**	-	-	-	-	3	-
Gain/loss on sale of assets	**147**	-	-	-	-	147	-
Provisions	**(12)**	-	-	-	(12)	-	-
Adjusted operating and administrative expenses	**(2,832)**	(866)	(395)	(280)	(1,337)	(121)	168

Items impacting net operating income/(loss) in the first quarter of 2024 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Depreciation, amortisation and net impairments	**(2,345)**	(1,173)	(529)	(364)	(227)	(8)	(43)
Adjusting items	**-**	-	-	-	-	-	-
Adjusted depreciation, amortisation and net impairments	**(2,345)**	(1,173)	(529)	(364)	(227)	(8)	(43)
Exploration expenses	**(266)**	(84)	(148)	(34)	-	-	-
Adjusting items	**-**	-	-	-	-	-	-
Adjusted exploration expenses	**(266)**	(84)	(148)	(34)	-	-	-
Sum of adjusting items	**(98)**	-	-	-	(416)	151	167
Adjusted operating income/(loss)	**7,533**	5,756	616	377	887	(70)	(34)
Tax on adjusted operating income	**(4,959)**	(4,435)	(92)	(94)	(387)	14	35
Adjusted operating income/(loss) after tax	**2,574**	1,322	524	283	499	(55)	1

Items impacting net operating income/(loss) in the first quarter of 2023 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Net operating income/(loss)	**12,517**	9,816	382	340	2,118	(89)	(49)
Total revenues and other income	**29,224**	12,044	1,548	1,015	28,889	(2)	(14,271)
Adjusting items	**(802)**	97	(89)	-	(807)	(2)	(0)
Changes in fair value of derivatives	**(803)**	96	(89)	-	(809)	-	-
Periodisation of inventory hedging effect	**25**	-	-	-	25	-	-
Gain/loss on sale of assets	**(25)**	1	-	-	(23)	(3)	(0)
Adjusted total revenues and other income[1]	**28,423**	12,141	1,460	1,015	28,082	(4)	(14,271)
Purchases [net of inventory variation]	**(11,235)**	(0)	16	-	(25,358)	-	14,107
Adjusting items	**(27)**	-	-	-	15	-	(42)
Operational storage effects	**15**	-	-	-	15	-	-
Eliminations	**(42)**	-	-	-	-	-	(42)
Adjusted purchases [net of inventory variation]	**(11,262)**	(0)	16	-	(25,344)	-	14,065
Operating and administrative expenses	**(3,025)**	(977)	(659)	(273)	(1,178)	(86)	148
Adjusting items	**217**	-	259	-	(51)	8	-
Other adjustments	**2**	-	-	-	-	2	-
Gain/loss on sale of assets	**265**	-	259	-	-	6	-
Provisions	(51)	-	-	-	(51)	-	-
Adjusted operating and administrative expenses[1]	(2,809)	(977)	(400)	(273)	(1,229)	(78)	148

Items impacting net operating income/(loss) in the first quarter of 2023 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Depreciation, amortisation and net impairments	**(2,200)**	(1,115)	(461)	(357)	(234)	(1)	(33)
Adjusting items	**2**	-	-	-	2	-	-
Impairment	**2**	-	-	-	2	-	-
Adjusted depreciation, amortisation and net impairments	**(2,198)**	(1,115)	(461)	(357)	(232)	(1)	(33)
Exploration expenses	**(246)**	(137)	(64)	(46)	-	-	(0)
Adjusting items	**8**	-	8	-	-	-	-
Impairment	**8**	-	8	-	-	-	-
Adjusted exploration expenses	**(238)**	(137)	(55)	(46)	-	-	(0)
Sum of adjusting items[1]	**(602)**	97	178	-	(841)	6	(42)
Adjusted operating income/(loss)[1]	**11,916**	9,912	560	340	1,278	(83)	(91)
Tax on adjusted operating income[1]	**(8,437)**	(7,699)	(265)	(80)	(424)	11	20
Adjusted operating income/(loss) after tax[1]	**3,479**	2,213	295	260	854	(72)	(72)

1) Restated for Equinor group, E&P Norway and E&P International due to amended principles for 'over-/underlift'. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Items impacting net operating income/(loss) in the fourth quarter of 2023 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Net operating income/(loss)	**8,748**	7,737	336	143	734	(166)	(36)
Total revenues and other income	**29,054**	10,076	1,889	1,165	28,668	20	(12,764)
Adjusting Items	**(673)**	(222)	(22)	-	(412)	(17)	(0)
Changes in fair value of derivatives	**(65)**	-	3	-	(67)	-	-
Periodisation of inventory hedging effect	**(344)**	-	-	-	(344)	-	-
Gain/loss on sale of assets	**(264)**	(222)	(25)	-	-	(17)	(0)
Adjusted total revenues and other income[1]	**28,381**	9,855	1,867	1,165	28,257	2	(12,765)
Purchases [net of inventory variation]	**(13,804)**	0	(45)	-	(26,330)	0	12,570
Adjusting Items	**132**	-	-	-	89	-	43
Operational storage effects	**89**	-	-	-	89	-	-
Eliminations	**43**	-	-	-	-	-	43
Adjusted purchases [net of inventory variation]	**(13,672)**	0	(45)	-	(26,241)	0	12,613
Operating and administrative expenses	**(3,279)**	(1,057)	(540)	(308)	(1,384)	(180)	190
Adjusting Items	**23**	-	0	(0)	19	4	-
Other adjustments	**4**	-	-	(0)	-	4	-
Provisions	**19**	-	-	-	19	-	-
Adjusted operating and administrative expenses[1]	**(3,256)**	(1,057)	(540)	(308)	(1,365)	(176)	190

Items impacting net operating income/(loss) in the fourth quarter of 2023 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Depreciation, amortisation and net impairments	**(2,821)**	(1,144)	(913)	(506)	(220)	(6)	(31)
Adjusting Items	**303**	-	310	-	(7)	-	-
Impairment	**303**	-	310	-	(7)	-	-
Adjusted depreciation, amortisation and net impairments	**(2,518)**	(1,144)	(603)	(506)	(227)	(6)	(31)
Exploration expenses	**(402)**	(138)	(55)	(208)	-	-	-
Adjusting Items	**25**	-	-	25	-	-	-
Impairment	**25**	-	-	25	-	-	-
Adjusted exploration expenses	**(377)**	(138)	(55)	(184)	-	-	-
Sum of adjusting items[1]	**(190)**	(222)	288	25	(310)	(13)	43
Adjusted operating income/(loss)[1]	**8,558**	7,515	623	168	424	(179)	7
Tax on adjusted operating income[1]	**(6,725)**	(5,957)	(401)	(90)	(281)	33	(29)
Adjusted operating income/(loss) after tax[1]	**1,834**	1,558	222	78	143	(146)	(22)

1) Restated for Equinor group, E&P Norway and E&P International due to amended principles for 'over-/underlift'. For further information see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Adjusted operating income after tax by reporting segment

	Quarters								
	Q1 2024			Q4 2023			Q1 2023		
(in USD million)	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax	Adjusted operating income	Tax on adjusted operating income	Adjusted operating income after tax
E&P Norway[1)]	**5,756**	**(4,435)**	**1,322**	7,515	(5,957)	1,558	9,912	(7,699)	2,213
E&P International[1)]	**616**	**(92)**	**524**	623	(401)	222	560	(265)	295
E&P USA	**377**	**(94)**	**283**	168	(90)	78	340	(80)	260
MMP	**887**	**(387)**	**499**	424	(281)	143	1,278	(424)	854
REN	**(70)**	**14**	**(55)**	(179)	33	(146)	(83)	11	(72)
Other	**(34)**	**35**	**1**	7	(29)	(22)	(91)	20	(72)
Equinor group[1)]	**7,533**	**(4,959)**	**2,574**	8,558	(6,725)	1,834	11,916	(8,437)	3,479
Effective tax rates on adjusted operating income			**65.8%**			78.6%			70.8%

1) Restated for Q1 2023 and Q4 2023 due to amended principles for 'over-/underlift'. For more information, see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Reconciliation of adjusted operating income after tax to net income

(in USD million)		Quarters Q1 2024	Q4 2023	Q1 2023
Net operating income/(loss)	A	**7,631**	8,748	12,517
Income tax	B1	**5,325**	6,729	8,741
Tax on net financial items	B2	**96**	155	68
Income tax less tax on net financial items	B = B1 - B2	**5,230**	6,574	8,673
Net operating income after tax	C = A-B	**2,402**	2,174	3,844
Items impacting net operating income/(loss)[1) 2)]	D	**(98)**	(190)[2)]	(602)[2)]
Tax on items impacting net operating income/(loss)[2)]	E	**271**	(150)[2)]	236[2)]
Adjusted operating income after tax*[2)]	F = C+D+E	**2,574**	1,834[2)]	3,479[2)]
Net financial items	G	**366**	589	1,189
Tax on net financial items	H	**(96)**	(155)	(68)
Net income/(loss)	I = C+G+H	**2,672**	2,608	4,966

1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.
2) Restated due to amended principles for 'over-/underlift'. For more information, see Amended principles for Adjusted operating income in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Reconciliation of adjusted net income to net income

(in USD million)		Quarters Q1 2024	Q4 2023	Q1 2023
Net operating income/(loss)		**7,631**	8,748	12,517
Items impacting net operating income/(loss)[1)]	A	**(98)**	(190)[2)]	(602)[2)]
Adjusted operating income	B	**7,533**	8,558[2)]	11,916[2)]
Net financial items		**366**	589	1,189
Adjusting items	C	**7**	(523)	(752)
Changes in fair value of financial derivatives used to hedge interest bearing instruments		**74**	(445)	(74)
Foreign currency (gains)/losses on certain intercompany bank and cash balances		**(67)**	(78)	(678)
Adjusted net financial items	D	**373**	65	437
Income tax	E	**(5,325)**	(6,729)	(8,741)
Tax effect on adjusting items	F	**255**	(53)	253
Adjusted net income	G = B+D+E+F	**2,836**	1,842	3,864
Less:				
Adjusting items	H = A+C	**(91)**	(713)	(1,354)
Tax effect on adjusting items		**255**	(53)	253
Net income/(loss)		**2,672**	2,608	4,966
Attributable to equity holders of the company		**2,668**	2,603	4,962
Attributable to non-controlling interests		**5**	5	4
Attributable to Equity holders in %	I	**99.8%**	99.8%	99.9%
Adjusted net income attributable to equity holders of the company	J = G x I	**2,831**	1,839	3,861
Weighted average number of ordinary shares outstanding (in millions)	K	**2,938**	2,954	3,118
Basic earnings per share (in USD)		**0.91**	0.88	1.59
Adjusted earnings per share (in USD)	L = J/K	**0.96**	0.62	1.24

Adjusted exploration expenses

	Quarters			Change
(in USD million)	**Q1 2024**	**Q4 2023**	**Q1 2023**	**Q1 on Q1**
E&P Norway exploration expenditures	**91**	213	148	(38%)
E&P International exploration expenditures	**100**	125	61	64%
E&P USA exploration expenditures	**44**	86	70	(37%)
Group exploration expenditures	**236**	423	278	(15%)
Expensed, previously capitalised exploration expenditures	**81**	3	82	(1%)
Capitalised share of current period's exploration activity	**(51)**	(49)	(122)	(58%)
Impairment (reversal of impairment)	**0**	25	8	(99%)
Exploration expenses according to IFRS Accounting Standards	**266**	402	246	8%
Items impacting net operating income/(loss)[1]	**-**	(25)	(8)	(100%)
Adjusted exploration expenses*	**266**	377	238	12%

1) For items impacting net operating income/(loss), see Reconciliation of adjusted operating income in the Supplementary disclosures.



Appalachian Basin

Calculation of CFFO after taxes paid and net cash flow

CFFO information (in USD million)	Quarters			Change
	Q1 2024	Q4 2023	Q1 2023	Q1 on Q1
Cash flows provided by operating activities before taxes paid and working capital items	**9,689**	10,890	15,305	(37%)
Taxes Paid	**(3,849)**	(8,103)	(5,589)	(31%)
Cash flow from operations after taxes paid (CFFO after taxes paid)	**5,840**	2,787	9,716	(40%)

Net cash flow information (in USD million)	Quarters			Change
	Q1 2024	Q4 2023	Q1 2023	Q1 on Q1
Cash flow from operations after taxes paid (CFFO after taxes paid)	**5,840**	2,787	9,716	(40%)
(Cash used)/received in business combinations	**0**	(40)	(252)	N/A
Capital expenditures and investments	**(2,483)**	(3,031)	(2,051)	21%
(Increase)/decrease in other interest-bearing items	**(210)**	92	63	N/A
Proceeds from sale of assets and businesses	**60**	154	47	27%
Dividend paid	**(2,649)**	(2,706)	(2,861)	(7%)
Share buy-back	**(550)**	(518)	(461)	19%
Net cash flow	**8**	(3,262)	4,201	(100%)

Organic capital expenditures

Organic capital expenditures (in USD billion)	Quarters		
	Q1 2024	Q4 2023	Q1 2023
Additions to PP&E, intangibles and equity accounted investments	**3.4**	3.8	3.2
Acquisition-related additions	**0.3**	0.5	0.5
Right of use asset additions	**0.3**	0.3	0.4
Other additions (with unique cash flow patterns)	**0.0**	0.0	0.0
Organic capital expenditures	**2.8**	**3.0**	**2.3**

Calculation of capital employed and net debt to capital employed ratio

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 31 March 2024	At 31 December 2023
Shareholders' equity		**50,067**	48,490
Non-controlling interests		**14**	10
Total equity	A	**50,081**	48,500
Current finance debt and lease liabilities		**4,657**	7,275
Non-current finance debt and lease liabilities		**24,253**	24,521
Gross interest-bearing debt	B	**28,910**	31,796
Cash and cash equivalents		**9,737**	9,641
Current financial investments		**27,534**	29,224
Cash and cash equivalents and financial investment	C	**37,271**	38,865
Net interest-bearing debt [9]	B1 = B-C	**(8,361)**	(7,069)
Other interest-bearing elements[1)]		**1,858**	2,030
Normalisation for cash-build up before tax payment (50% of Tax Payment)		**1,713**	-
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities*	B2	**(4,789)**	(5,040)
Lease liabilities		**3,501**	3,570
Net interest-bearing debt adjusted*	B3	**(8,290)**	(8,610)

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 31 March 2024	At 31 December 2023
Calculation of capital employed*			
Capital employed	A+B1	**41,720**	**41,431**
Capital employed adjusted, including lease liabilities	A+B2	**45,291**	**43,460**
Capital employed adjusted	A+B3	**41,790**	**39,890**
Calculated net debt to capital employed*			
Net debt to capital employed	(B1)/(A+B1)	**(20.0%)**	**(17.1%)**
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	**(10.6%)**	**(11.6%)**
Net debt to capital employed adjusted	(B3)/(A+B3)	**(19.8%)**	**(21.6%)**

1) Other interest-bearing elements are cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.

Forward-looking statements

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook", "plan", "strategy", "will", "guidance", "targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations; the commitment to develop as a broad energy company and diversify its energy mix; the ambition to be a leading company in the energy transition and reduce net group-wide greenhouse gas emissions; our ambitions and expectations regarding decarbonisation; future financial performance, including earnings, cash flow and liquidity; accounting policies; the ambition to grow cash flow and returns *; expectations regarding progress on the energy transition plan; expectations regarding cash flow and returns from Equinor's oil and gas portfolio, CCS projects and renewables and low carbon solutions portfolio; our expectations and ambitions regarding operated emissions, annual CO_2 storage and carbon intensity; plans to develop fields and projects; expectations, plans and ambitions for renewables production capacity, power generation and CO_2 transport and storage and investments in renewables and low carbon solutions, and the balance between oil and gas and renewables production; expectations and plans regarding development of renewables projects, CCUS and hydrogen businesses and production of low carbon energy and CCS; our intention to optimise our portfolio; break-even considerations, targets and other metrics for investment decisions; future worldwide economic trends, market outlook and future economic projections and assumptions, including commodity price, currency and refinery assumptions; estimates of proved reserves; organic capital expenditures through 2024; expectations and estimates regarding production and development and execution of projects; expectations regarding oil and gas and renewable power production; estimates regarding tax payments; considerations regarding exploration expenses; the ambition to keep unit of production cost in the top quartile of our peer group; scheduled maintenance activity and the effects thereof on equity production; completion and results of acquisitions, disposals, divestments and other contractual arrangements and delivery commitments; expected amount and timing of dividend payments and the implementation of our share buy-back programme; provisions and contingent liabilities, obligations or expenses; and expected impact of currency and interest rate fluctuations. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events, are based on management's current expectations and assumptions and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of significant oil price volatility; unfavourable macroeconomic conditions and inflationary pressures; exchange rate and interest rate fluctuations; levels and calculations of reserves and material differences from reserves estimates; regulatory stability and access to resources, including attractive low carbon opportunities; the effects of climate change and changes in stakeholder sentiment and regulatory requirements regarding climate change; changes in market demand and supply for renewables; inability to meet strategic objectives; the development and use of new technology; social and/or political instability, including as a result of Russia's invasion of Ukraine and the conflict in the Middle East; failure to prevent or manage digital and cyber disruptions to our information and operational technology systems and those of third parties on which we rely; operational problems, including cost inflation in capital and operational expenditures; unsuccessful drilling; availability of adequate infrastructure at commercially viable prices; the actions of field partners and other third-parties; reputational damage; the actions of competitors; the actions of the Norwegian state as majority shareholder and exercise of ownership by the Norwegian state; changes or uncertainty in or non-compliance with laws and governmental regulations; adverse changes in tax regimes; the political and economic policies of Norway and other oil-producing countries; regulations on hydraulic fracturing and low-carbon value chains; liquidity, interest rate, equity and credit risks; risk of losses relating to trading and commercial supply activities; an inability to attract and retain personnel; ineffectiveness of crisis management systems; inadequate insurance coverage; health, safety and environmental risks; physical security risks to personnel, assets, infrastructure and operations from hostile or malicious acts; failure to meet our ethical and social standards; non-compliance with international trade sanctions; and other factors discussed elsewhere in this report and in Equinor's Integrated Annual Report for the year ended December 31, 2023 (including section 5.2 - Risk factors thereof). Equinor's 2023 Integrated Annual Report is available at Equinor's website www.equinor.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

We use certain terms in this document, such as "resource" and "resources", that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Annual Report on Form 20-F for the year ended December 31, 2023, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov

End notes

1. The group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical gross margin and will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil.

4. **Equity volumes** represent produced volumes under a **production sharing agreement (PSA)** that correspond to Equinor´s ownership share in a field. **Entitlement volumes**, on the other hand, represent Equinor´s share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. Transactions with the **Norwegian State**. The Norwegian State, represented by the Ministry of Trade, Industry and Fisheries, is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk, and related expenditures are refunded by the State.

6. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

7. The group's **average realised piped gas prices** include all realised piped gas sales, including both physical sales and related paper positions.

8. The internal **transfer price** paid from the MMP segment to the E&P Norway and E&P USA segments.

9. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-bearing debt.


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